Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

28 March 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


03050074

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

File no 82-5205

Brambles Industries

Sale of Repair and Maintenance Business by Cleanaway

Cleanaway, a leading waste management company within the Brambles Group, has sold the Repair and Maintenance Business ("the R&M Business") of its UK subsidiary, Serviceteam Limited to AWG Facilities Services Limited, part of AWG Plc group. An initial consideration of approximately £7.6 million (A$20.0 million) is payable in cash on completion and is subject to adjustment to reflect the level of working capital as at completion. Potential further payments of up to £2.5 million (A$6.6 million) in aggregate may be received by Cleanaway, reflecting the performance of the R&M Business in the period to 30 June 2003.

The R&M Business was acquired by Cleanaway in January 2001 as part of its acquisition of Serviceteam Limited. The disposal will enable Cleanaway to continue its strategic focus on recycling and total waste management, offering total integrated waste management solutions to both commercial and municipal customers. The sale will not have a material effect on the Group's earnings.

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 414 239 188
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles Industries is globally headquartered in Australia

Notes to editors

Brambles is a leading global support services provider with operations in 40 countries across Europe, the Americas and Asia Pacific. With full year 2002 turnover of approximately £3 billion, operating profit of more than £400 million and assets of £3.7 billion, it employs some 31,000 personnel worldwide. Its key global businesses are CHEP, CLEANAWAY and RECALL.

- CHEP is the world's pioneer and leader in the provision of pallet pooling services. CHEP pallets facilitate the efficient operation of supply chains for most of the developed world's leading international FMCG (Fast Moving Consumer Goods) companies. These companies require the fast availability of high quality pallets and other types of standard loading equipment and transit packaging wherever they operate. CHEP meets this need through its global reach and scale, combined with its proven logistics and supply chain management capability and its established pallet pools and infrastructure in more than 30 countries.
- CLEANAWAY is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in UK, Germany and Australia. Through Cleanaway Germany, it is one of the largest paper recycling and trading businesses in Europe.
- RECALL is a global business managing physical and digital documents through their entire life cycle.

FILE NO. 82-5205

It also has a number of other global and regional businesses, such as Industrial Services, Meineke Car Care Centers and Interlake Material Handling.

The combined group was formed in August 2001, when Brambles Industries plc, previously the support services activities of GKN plc, was listed in London and then combined in a Dual Listed Company structure with Brambles Industries Limited of Australia. The two companies were previously joint venture partners.

FILE NO. 82-5205

28 March 2003

Brambles Industries plc

Interim Report for the six months ended 31 December 2002

Copies of the above document have been submitted to the UK Listing Authority
and will shortly be available for inspection at the UK Listing Authority's Document
Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No: 020 7676 1000